SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 23, 2008

Community Bank Shares of Indiana, Inc.

(Exact Name of Registrant as Specified in Charter)

Indiana	0-25766	35-1938254
State or Other Jurisdiction	(Commission File	(IRS Employer
of Incorporation	Number)	Identification No.)

101 West Spring Street, New Albany, Indiana 47150
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number including area code (812) 944-2224

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On July 23, 2008, Community Bank Shares of Indiana, Inc. issued a press release reporting earnings for the quarter ended June 30, 2008. A copy of the press release is attached as Exhibit 99.1 to this 8-K.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

    (c) Exhibits

EXHIBIT NO.

99.1 Community Bank Shares of Indiana, Inc. Press Release dated July 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY BANK SHARES OF INDIANA, INC.

Date: July 23, 2008   By: */s/ James D. Rickard*
                              Name: James D. Rickard
                              Title: President and CEO

Date: July 23, 2008   By: */s/ Paul A. Chrisco*
                              Name: Paul A. Chrisco
                              Title: Senior Vice President,
                              Chief Financial Officer

News Release 99.1

Contact:

Paul Chrisco, CFO
(812) 981-7375

FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. reports 2nd quarter earnings and 3rd quarter dividend

NEW ALBANY, Ind. (July 23, 2008) – Community Bank Shares of Indiana, Inc. (NASDAQ-CBIN) reported the declaration of a quarterly cash dividend and results for the second quarter ended June 30, 2008. On July 22, 2008, the Company's Board of Directors declared a $0.175 cash dividend per share on the common stock of the Company to be paid on August 27, 2008 to the stockholders of record of the Company at the close of business on August 11, 2008. "During a time of economic uncertainty we are pleased to announce the declaration of a third quarter dividend to our shareholders that is unchanged from the prior quarter," said Timothy T. Shea, Chairman of the Board of Directors. "We have an experienced management team in place, good liquidity, and a strong capital base. Management and the Board are working diligently to limit the effect of current economic circumstances on the Company. We are also adapting our risk management practices to ensure that we come out of the current credit cycle poised to take advantage of the opportunities that an improving economy will offer." The following tables summarize the Company's second quarter results (in thousands, except per share data):

	Quarter Ended June 30, 2008	*Quarter Ended June 30, 2007*	*Percent Change*	*Quarter Ended March 31, 2008*	*Percent Change*
Net income	$ 218	$ 915	(76.2)%	$ 1,036	(79.0)%
Net income per share, basic	$ 0.07	$ 0.27	(74.1)	$ 0.32	(78.1)
Net income per share, diluted	$ 0.06	$ 0.27	(77.8)	$ 0.32	(81.3)

	Six Months Ended, June 30, 2008	*Six Months Ended, June 30, 2007*	*Percent Change*
Net income	$ 1,254	$ 1,930	(35.0)%
Net income per share, basic	$ 0.39	$ 0.57	(31.6)
Net income per share, diluted	$ 0.38	$ 0.56	(32.1)

	June 30, 2008	*June 30, 2007*	*Percent Change*	*December 31, 2007*	*Percent Change*
Total assets	$ 840,969	$ 815,799	3.1 %	$ 823,568	2.1 %
Loans, net	635,104	619,335	2.5	629,732	0.9
Total deposits	559,803	566,665	(1.2)	573,346	(2.4)
Non-interest bearing deposits	87,345	83,760	4.3	79,856	9.4

The Company's net income for the quarter ended June 30, 2008 declined to $218,000 from $915,000 for the second quarter of 2007 and $1.0 million for the first quarter of 2008. The decrease in quarterly income as compared to 2007 was primarily due to an increase of $1.8 million in the provision for loan losses. Net income for the first six months of 2008, which was also impacted by an increase in the provision for loan losses, decreased from 2007 to $1.3 million. Basic and diluted earnings per share declined for the three and six months ended June 30, 2008 compared to the same periods in 2007 due to the increase in provision for loan losses in both periods.

Total assets grew 3.1% and 2.1% from June 30, 2007 and December 31, 2007, respectively, to $841.0 million at June 30, 2008, primarily from increases in the Company's loan portfolio and investments.

"While we are disappointed that our net income declined for both the quarter and year, we have been addressing our existing credit quality issues in a direct and vigorous manner," said James D. Rickard, President & CEO. "Our asset quality issues are largely limited to our construction and land development loan portfolio, which has been reviewed thoroughly by our risk management area to help us detect any potential problem credits as early as possible. At this point we believe that we have identified and isolated our material problem credits and are working with these customers to realize the most favorable resolution within a reasonable time frame. In accordance with our policy we have been placing problem credits in a non-accrual status early in the workout process."

"I am pleased to see that our focus on growing low-cost deposits and changing our funding mix continues to produce results, as demonstrated by the growth in non-interest deposits of 9.4% over the last six months," Mr. Rickard continued. "The change in our funding has increased our net interest margin during a time when many of our peers are struggling with margin compression."

Asset Quality

	June 30, 2008		December 31, 2007		June 30, 2007
Non-performing loans to total assets	2.61 %		1.38 %		0.71 %
Non-performing assets to total assets	2.68		1.45		0.75
Net loan charge-offs to average loans (1)	0.68		0.10		0.08
Allowance for loan losses to total loans	1.07		0.99		0.91
Allowance for loan losses to non-performing loans	31.37		55.51		98.87
Classified loans	$ 47,883	$	29,367	$	16,522
Impaired loans	$ 21,049	$	9,295	$	4,504

(1) Net loan charge-offs to average loans as of June 30, 2008 and June 30, 2007 are presented on an annualized basis.

The Company recorded a provision for loan losses of $2.7 million for the six months ended June 30, 2008 as compared to $294,000 for the same period in 2007 and $1.9 million for the three months ended June 30, 2008. The increase in the provision for loan losses was significantly impacted by the reductions in rating (in accordance with the Company's internal loan classification system) of certain credit relationships and a continuing deterioration in the underlying collateral values of loans secured by commercial real estate. In addition, the Company has experienced an increase in impaired, non-performing, and classified loans since December 31, 2007. Accordingly, the Company has recorded a provision for loan losses sufficient to cover the probable incurred losses in its loan portfolio, resulting in an increase in the allowance for loan losses to total loans from 0.99% at December 31, 2007 to 1.07% at June 30, 2008 after charge-offs of $1.4 million during the quarter. The reduction in ratings and deterioration in underlying collateral values were identified as part of the Company's ongoing loan monitoring process and represents changes in circumstances occurring during the second quarter. The Company continues to closely monitor its loan portfolio, including its classified credits, and will aggressively seek to mitigate losses. The Company does not originate or hold any loans that are considered "subprime" and, therefore, does not have loss exposure within its portfolio from those types of loans.

Non-Interest Income

(Dollars in thousands)	Quarter Ended June 30, 2008	2007	Percent Change	Six Months Ended June 30, 2008	2007	Percent Change
Service charges on deposit accounts	$ 1,045	$ 977	7.0%	$ 1,986	$ 1,877	5.8%
Commission income	42	35	20.0	90	73	23.3
Mortgage banking income	60	74	(18.9)	139	124	12.1
Increase in cash surrender value of life insurance	192	167	15.0	363	337	7.7
Other	84	116	(27.6)	350	224	56.3
Subtotal	1,423	1,369	3.9	2,928	2,635	11.1
Gain/loss on sales of available for sale securities	291	-	*	291	(8)	*
Total	$ 1,714	$ 1,369	25.2	$ 3,219	$ 2,627	22.5

* Not meaningful.

Non-interest income for the three and six months ended June 30, 2008 increased by 25.2% and 22.5%, respectively, from the same periods in 2007 due to net gains realized on sales of investment securities of $291,000 in the second quarter of 2008. Management was able to sell certain investment securities at a gain and reinvest the proceeds at a relatively equivalent yield without materially extending the duration of the portfolio. Service charges on deposit accounts increased $68,000 and $109,000 for the three and six months ended June 30, 2008 as compared to the same periods in 2007 as the Company's overdraft volume increased. Other non-interest income increased by $126,000 for the six months ended June 30, 2008 as compared to the same period in 2007. The increase for the six month period was primarily due to unrealized gains, net of cash settlements, on the Company's interest rate swap of $180,000, which matured in the second quarter.

Non-Interest Expense

(Dollars in thousands)	Quarter Ended June 30, 2008	2007	Percent Change	Six Months Ended June 30, 2008	2007	Percent Change
Salaries and employee benefits	$ 3,050	$ 2,859	6.7%	$ 6,020	$ 5,659	6.4%
Occupancy	546	425	28.5	1,015	888	14.3
Equipment	362	363	(0.3)	717	683	5.0
Data Processing	445	563	(21.0)	921	1,128	(18.4)
Marketing and advertising	238	191	24.6	381	350	8.9
Legal and professional service fees	283	399	(29.1)	542	683	(20.6)
Other	659	893	(26.2)	1,267	1,624	(22.0)
Total	$ 5,583	$ 5,693	(1.9)	$ 10,863	$ 11,015	(1.4)

Non-interest expense decreased by 1.9% and 1.4% for the three and six month periods ended June 30, 2008 as compared to same periods in 2007. Occupancy expenses increased for both the three and six month periods due to 1) opening of a new branch in June of 2007, and 2) an increase in common area maintenance at certain of the Company's leased branch locations in the first quarter of 2008. Data processing expense decreased by 21.0% for the three months ended June 30, 2008 and by 18.4% for the six month period from the equivalent periods in 2007 due to a reduction in the Company's core data processing fees as a result of the execution of a new contract with the an existing vendor. Marketing and advertising expense increased for the three and six months as the Company incurred expenses in the second quarter of 2008 related to a new branding campaign in addition to an increase in advertising expenses to promote the Company's mortgage loan products. Legal and professional service fees for the three and six months ended June 30, 2008 were 29.1% and 20.6% lower due to certain consulting expenditures in 2007 that were not repeated in 2008. Other expenses decreased in 2008 as compared to 2007 primarily due to a reduction in certain third party vendor expenses and a decrease in charge-offs of overdrawn customer checking accounts.

The Company recognized a tax benefit of $131,000 for the quarter ended June 30, 2008 compared to income tax expense of $280,000 in the second quarter of 2007. The decrease in income tax expense was primarily due to a decrease in taxable income for the quarter below the level of aggregate tax preference items and fixed tax credits. The Company recognized income tax expense of $40,000 for the six months ended June 30, 2008 compared to $574,000 for the same period in 2007. The Company reduced its reserve for unrecognized tax benefits, reversed its accrual for the associated interest and penalties, and recorded a receivable which reduced income tax expense in the first quarter of 2008 as a result of a favorable resolution to audits of the Company's 2004 and 2005 tax returns by the Internal Revenue Service.

Community Bank Shares of Indiana, Inc. is the parent company of Your Community Bank in New Albany, Indiana and The Scott County State Bank in Scottsburg, Indiana, which are full-service banking subsidiaries. The Company is traded on the NASDAQ under the symbol *CBIN*.

Statements in this press release relating to the Company's plans, objectives, or future performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. The Company's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties, including those discussed in the Company's 2007 Form 10-K and subsequent 10-Qs filed with the Securities and Exchange Commission.

CONSOLIDATED CONDENSED
BALANCE SHEETS
(Unaudited)

	June 30, 2008	December 31, 2007
	(In thousands, except share data)	
ASSETS		
Cash and due from financial institutions	$ 20,284	$ 14,570
Interest-bearing deposits in other financial institutions	1,361	13,943
Securities available for sale	117,216	99,465
Loans held for sale	523	757
Loans, net of allowance for loan losses of $6,890 and $6,316	635,104	629,732
Federal Home Loan Bank and Federal Reserve stock	8,107	8,096
Accrued interest receivable	3,254	3,537
Premises and equipment, net	14,963	15,147
Cash surrender value of life insurance	17,374	16,911
Goodwill	15,335	15,335
Other intangible assets	2,688	2,899
Other assets	4,760	3,176
Total Assets	$ 840,969	$ 823,568
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non interest-bearing	$ 87,345	$ 79,856
Interest-bearing	472,458	493,490
Total deposits	559,803	573,346
Other borrowings	90,346	72,796
Federal Home Loan Bank advances	106,917	91,376
Subordinated debentures	17,000	17,000
Accrued interest payable	1,868	1,956
Other liabilities	2,519	2,629
Total liabilities	778,453	759,103
STOCKHOLDERS' EQUITY		
Total stockholders' equity	62,516	64,465
Total Liabilities and Stockholders' Equity	$ 840,969	$ 823,568

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Unaudited)

| | Three Months Ended June 30, | | | Six Months Ended June 30, | | |
| | 2008 | | 2007 | | 2008 | | 2007 |
	(In thousands, except per share data)			*(In thousands, except per share data)*		
Interest income	$	11,088	$	12,797	$	22,890	$	25,435
Interest expense		5,202		7,128		11,222		14,249
Net interest income		5,886		5,669		11,668		11,186
Provision for loan losses		1,930		150		2,730		294
Non-interest income		1,714		1,369		3,219		2,627
Non-interest expense		5,583		5,693		10,863		11,015
Income before income taxes		87		1,195		1,294		2,504
Income tax (benefit) expense		(131)		280		40		574
Net income	$	218	$	915	$	1,254	$	1,930
Basic earnings per share	$	0.07	$	0.27	$	0.39	$	0.57
Diluted earnings per share	$	0.06	$	0.27	$	0.38	$	0.56